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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                SCHEDULE 14D9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                        INTENSIVA HEALTHCARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                        INTENSIVA HEALTHCARE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   45815Y 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                        INTENSIVA HEALTHCARE CORPORATION
                       7733 FORSYTH BOULEVARD, SUITE 800
                           ST. LOUIS, MISSOURI 63105
                                 (314) 725-0112
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                WITH COPIES TO:

     DENIS P. MCCUSKER, ESQ.                       THOMAS M. WALSH, ESQ.
        J. MARK KLAMER, ESQ.                      SUELTHAUS & WALSH, P.C.
        BRYAN CAVE LLP                    7733 FORSYTH BOULEVARD, TWELFTH FLOOR
   ONE METROPOLITAN SQUARE                      ST. LOUIS, MISSOURI 63105
  211 N. BROADWAY, SUITE 3600
   ST. LOUIS, MISSOURI 63102


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
     This  Amendment No. 1 amends the  Solicitation/Recommendation  Statement on
Schedule 14D-9 (the "Statement") filed on November 17, 1998 by Intensiva HealthCare Corporation (the "Company"), in connection with a tender offer made by Select Medical of Mechanicsburg, Inc., a Delaware corporation and a wholly-owned subsidiary of Select Medical Corporation, a Delaware corporation, to purchase all outstanding shares (the "Shares") of common stock, par value $.001 per share, of the Company and disclosed in a Tender Offer Statement on
Schedule 14D-1 dated November 17, 1998, as amended through December 8, 1998 (the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Statement.

     The purpose of this Amendment No. 1 is to amend Item 4 as described below.

Item 4.  The Solicitation or Recommendation

     (B) Background of the Merger and the Offer; Reasons for the Recommendation

     The fourth paragraph of Section 3 ("Certain Projections Analyzed by the Board") in Item 4(B) of the Statement is hereby amended and restated in its entirety to read as follows:

     "Although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and beyond the Company's control, including, but not limited to, the ability of the Company to develop new facilities in accordance with its business plan, changes in health care regulation and/or health care reform, changes in the regulation of relationships among health care providers, difficulty in obtaining necessary licenses or certifications, ability to collect accounts receivable, changes in reimbursement policies or procedures, changes in payor mix, changes in referral source practices, changes in relationships with host hospitals and/or the leases with such host hospitals, competition, and the adequacy of professional liability insurance. No prediction can be made as to whether the assumptions made in preparing the foregoing information were or will be accurate, and accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those described above. The inclusion of this information should not be regarded as an indication that the Company or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. The Company does not intend to update, revise or correct such projections if they become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Merger."


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 1998

                                         Intensiva HealthCare Corporation



                                         By: /s/ David W. Cross
                                             __________________________________
                                             Name:  David W. Cross
                                             Title: President and Chief
                                                    Executive Officer